UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

Spring Creek Acquisition Corp.
(Name of Issuer)

Ordinary Shares, $0.001 par value
(Title of Class of Securities)

G8374R 112
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☐ Rule 13d-1 (c)
☒ Rule 13d-1 (d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

CUSIP No. G8374R 112	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James Cheng-Jee Sha
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 646,875 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 646,875(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 646,875 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0%
12	TYPE OF REPORTING PERSON* IN
(1) Does not include 780,000 shares issuable upon exercise of 780,000 ordinary share purchase warrants owned by Mr. Sha.  Each warrant is exercisable for one Spring Creek Acquisition Corp. ordinary share at an exercise price of $5.00 per share commencing six months after the consummation of a business combination and expires at 5:00p.m., New York City time, on February 26, 2013.

CUSIP No. G8374R 112	13G	Page 3 of 5 Pages

Item 1.

(a) Name of Issuer:

Spring Creek Acquisition Corp.

(b)	Address of Issuer's Principal Executive Offices:

10F, Room#1005, Fortune Int’l Building

No. 17, North DaLiuShu Road

Hai Dian District, Beijing 100081

People’s Republic of China

Item 2.
(a)           Name of Person Filing: James Cheng-Jee Sha
(b)           Address of Principal Business Office or if none, Residence:

10F, Room#1005, Fortune Int’l Building

No. 17, North DaLiuShu Road

Hai Dian District, Beijing 100081

People’s Republic of China

(c)           Citizenship:  United States

(d)           Title of Class of Securities:  Ordinary Shares, $0.001 par value

(e)           CUSIP Number:  G8374R 112

Item 3.                                Not Applicable

Item 4.                                Ownership.

(a)           Amount Beneficially Owned:  646,875(1)

(b)
Percent of Class:  10.0%  The percentage is calculated based on 6,468,750 shares of Common Stock outstanding as of November 14, 2008, as reported in the Company’s Quarterly Report on Form 10-Q, dated November 14, 2008.

(c)	Number of shares as to which such person has:

(i)           sole power to vote or to direct the vote:  646,875 (1)

(ii)           shared power to vote or to direct the vote:  -0-

(iii)           sole power to dispose or to direct the disposition of:  646,875 (1)

(iv)           shared power to dispose or to direct the disposition of:  -0-

Item 5.                                Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

CUSIP No. G8374R 112	13G	Page 4 of 5 Pages

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.                                Identification and Classification of Members of the Group: Not Applicable

Item 9.                                Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

Notes:

(1) Does not include 780,000 shares issuable upon exercise of 780,000 ordinary share purchase warrants owned by Mr. Sha.  Each warrant is exercisable for one Spring Creek Acquisition Corp. ordinary share at an exercise price of $5.00 per share commencing six months after the consummation of a business combination and expires at 5:00p.m., New York City time, on February 26, 2013.

CUSIP No. G8374R 112	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009

/s/ James Cheng-Jee Sha
James Cheng-Jee Sha